                                   EXHIBIT 12
                      PENNZENERGY COMPANY AND SUBSIDIARIES

                  COMPUTATION OF RATIO OF EARNINGS TO COMBINED
                  FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                               FOR THE TWELVE MONTHS ENDED DECEMBER 31
                                        ------------------------------------------------------
                                          1994        1995        1996       1997       1998
                                        ---------   ---------   --------   --------   --------
                                               (DOLLAR AMOUNTS EXPRESSED IN THOUSANDS)
Income (loss) from continuing
  operations before income from equity
  investees...........................  $(252,963)  $(290,453)  $103,968   $146,494   $(48,817)
Distribution of income from equity
  investees...........................         --       7,169      6,280         --      3,351
Income tax provision (benefit)........   (226,285)   (167,726)    16,204     96,473    (17,768)
Amortization of capitalized
  interest............................     12,156       8,392      7,795      9,430      8,105
Interest charges......................    467,993     188,675    179,584    163,478    163,078
                                        ---------   ---------   --------   --------   --------
Income (loss) before income tax
  provision (benefit) and interest
  charges.............................  $     901   $(253,943)  $313,831   $415,875   $107,949
                                        =========   =========   ========   ========   ========
Fixed charges.........................  $ 475,897   $ 189,861   $180,216   $169,122   $177,713
                                        =========   =========   ========   ========   ========
Ratio of earnings to fixed charges....         --          --       1.74       2.46         --
                                        =========   =========   ========   ========   ========
Amount by which fixed charges exceed
  earnings............................  $ 474,996   $ 443,804   $     --   $     --   $ 69,764
                                        =========   =========   ========   ========   ========
               DETAIL OF INTEREST, FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
Interest charges per Consolidated
  Statement of Income which includes
  amortization of debt discount,
  expense and premium.................  $ 471,398   $ 185,336   $175,947   $164,044   $161,834
Preferred stock dividends (grossed up
  to pre-tax, based on 38% tax
  rate)...............................         --          --         --         --      9,073
Add: portion of rental expense
  representative of interest
  factor(1)...........................      4,499       4,525      4,269      5,078      6,806
                                        ---------   ---------   --------   --------   --------
          Total fixed charges.........  $ 475,897   $ 189,861   $180,216   $169,122   $177,713
Less interest capitalized per
  Consolidated Statement of Income....      7,904       1,186        632      5,644      5,562
Less preferred stock dividends........         --          --         --         --      9,073
                                        ---------   ---------   --------   --------   --------
          Total interest charges......  $ 467,993   $ 188,675   $179,584   $163,478   $163,078
                                        =========   =========   ========   ========   ========

---------------

(1) Interest factor based on management's estimates and approximates one-third of rental expense.